EXHIBIT 2

Exhibit 2 office of the comptroller of the Currency Washington, DC 20219 CERTIFICATE OF CORPORATE EXISTENCE AND FIDUCIARY POWERS I, Joseph Otting, Comptroller of the Currency, do hereby certify that: 1. The Comptroller of the Currency, Pursuant to Revised Status 324, et seq, as amended, and 12 USC 1, et seq, as amended, has possession, custody, and control of all records Pertaining to the chartering, regulation, and supervision of all national banking associations. 2. “Wells Fargo Bank, National Association,” Sioux Falls, South Dakota (Charter No. 1), is national banking association formed under the laws of the United States and is authorized thereunder to transact the business of banking and exercise fiduciary power on the date of this certificate. IN TESTIMONY WHEREOF, today. May 12, 2020, I have hereunto subscribed my name and caused my seal of office to be affixed to these presents at the U.S. Department of the Treasury, in the city of Washington, District of Columbia. 2020-00551-C